UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Riley Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		451,506
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

451,506
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

451,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Shawn Devlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		632,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

632,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

632,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 063425102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of Bank of Marin Bancorp, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 504 Redwood Boulevard, Suite 100, Novato, California 94947.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Riley Gardner; with respect to the Shares directly and beneficially owned by him; and
(ii)	Shawn Devlin, with respect to the Shares directly and beneficially owned by her.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Mr. Gardner and Ms. Devlin is 2485 Natomas Park Drive, Suite 100, Sacramento, California 95833.

(c)       The principal occupation of Mr. Gardner is serving as Vice President, Business Development Officer of River City Bank. The principal occupation of Ms. Devlin is serving as the Chairman of the Board of Directors of River City Bank.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Gardner and Ms. Devlin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by each of Mr. Gardner and Ms. Devlin were acquired for no consideration as a result of distributions from the Jon S. Kelly Administrative Trust (the “Trust”) to Mr. Gardner and Ms. Devlin, respectively, in their capacities as beneficiaries of the Trust.

Item 4.	Purpose of Transaction.

On March 31, 2022 the Reporting Persons and the Issuer entered into an amendment (the “Amendment”) to that certain previously disclosed agreement dated May 10, 2021 (the “Agreement”) under which, among other things, Sanjiv Sanghvi was added to the Issuer’s Board of Directors (the “Board”) and included in the Issuer’s slate of directors for election to the Board at the 2021 Annual Meeting of Shareholders. The Amendment provides for, among other things, the extension of the “Restricted Period” by approximately one year, confirmation of Mr. Sanghvi as the continuing Kelly Trust Nominee (as defined in the Amendment) (including as one of the Board’s nominees for the 2022 Annual Meeting of Shareholders), appointment of Mr. Sanghvi to the Bank of Marin Board of Directors, and seating Mr. Sanghvi on the Bank of Marin Asset/Liability Management Committee in addition to the committees on which he currently serves. The Amendment also requires the Issuer to maintain its Board at twelve (12) members, with the possibility of adding a thirteenth (13th) member for the sole purpose of complying with California Corporations Code Sections 301.3 and 301.4. The extension of the Restricted Period also extends certain covenants of the Kelly Trust Parties (as defined in the Amendment) under the Agreement including to vote in favor of the Board’s proposed nominees for director and to refrain from taking certain actions during the Restricted Period. The Issuer also agreed to reimburse the Trust Parties for certain out of pocket expenses related to the Amendment in an amount not to exceed $20,000. The other terms and conditions of the Agreement generally were continued. The summary description of the Amendment in this paragraph is qualified in its entirety by reference to the full terms of the Amendment, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

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CUSIP No. 063425102

The Reporting Persons believe the Shares may be undervalued and represent an attractive investment opportunity. In each case, subject to the terms and conditions of the Agreement (as amended by the Amendment) and the limitations set forth under the Restricted Period and depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Subject to the terms and conditions of the Agreement (as amended by the Amendment) and the limitations set forth under the Restricted Period, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future, and in each case, subject to the terms and conditions of the Agreement (as amended by the Amendment) and the limitations set forth under the Restricted Period, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,939,659 Shares outstanding as of February 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2022.

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CUSIP No. 063425102

A.	Mr. Gardner
(a)	As of the date hereof, Mr. Gardner directly beneficially owned 451,506 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 451,506
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 451,506
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Gardner has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	Ms. Devlin
(a)	As of the date hereof, Ms. Devlin directly beneficially owned 632,486 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 632,486
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 632,486
4. Shared power to dispose or direct the disposition: -0-
(c)	Ms. Devlin has not entered into any transactions in the securities of the Issuer during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 31, 2022, the Reporting Persons and the Issuer entered into the Amendment, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 6, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 063425102

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Amendment, dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Issue’s Form 8-K filed on April 1, 2022).
99.2	Joint Filing Agreement, dated April 6, 2022.

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CUSIP No. 063425102

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2022

/s/ Riley Gardner
Riley Gardner

/s/ Shawn Devlin
Shawn Devlin

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